UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated November 1, 2007
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 333-89618) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
•     Press Release dated October 4, 2007.
•     Press Release dated October 18, 2007.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: November 1, 2007	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge Clarifies Royalty Review Remarks
CALGARY, Alberta, October 4, 2007 — Enbridge Inc. (TSX and NYSE:ENB) clarified certain remarks made yesterday at its ninth annual Enbridge Day Investment Community Conference in Toronto regarding the impact of the current Alberta Royalty Review on oil sands development. “Enbridge shares its customers’ need to ensure that Alberta remains a competitive business environment with a stable, positive and predictable investment climate,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. “While we also share Albertans’ concerns with the impact of our recent growth, we have always maintained that addressing growth with a new provincial royalty regime could be a costly mistake. The oil and gas industry is risky; industry costs are increasing dramatically, and the return on investment, especially in the oil sands, is marginal. Sudden changes in our royalty system, especially if they are based on out-of-date data on costs or industry conditions, could have serious negative impacts on all Albertans.
“To be clear, while royalty rates are important to oil sands development, Enbridge believes they are one of several important factors used in determining the economic viability of such large infrastructure projects. Many other factors, such as discounts on pricing of Canadian crude oil, labour, and construction costs also ultimately impact project economics. In combination, these factors are all trending unfavourably and jeopardize the ability of the oil sands to continue to contribute to the prosperity of Alberta.
“Obviously however, our royalty system and how it may be altered, particularly for projects already underway, impacts investor confidence. Any changes should be carefully considered and cautiously implemented. We believe the Alberta government is faced with a critical decision as it considers the recommendations put forward by the Alberta Royalty Review Panel. It is a decision that will impact the prosperity Albertans have come to expect. We support the Alberta government’s consultation process and believe that a fair and balanced royalty system, built for today’s economic realities, will support the on-going development of projects such as the oil sands.”
A replay of the October 3 Enbridge Day Investment Community Conference can be heard at www.enbridge.com/investor

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
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Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:
Jennifer Varey
Media
(403) 508-6563
Email: jennifer.varey@enbridge.com
or
Bob Rahn
Investment Community
(403) 231-7398
Email: bob.rahn@enbridge.com
Website: www.enbridge.com

NEWS RELEASE
Enbridge Inc. to Webcast 2007 Third Quarter Financial Results
CALGARY, October 18, 2007 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) will host a webcast conference call to discuss its 2007 third quarter financial results as follows:

Event:	Enbridge Inc. 2007 Third Quarter Financial Results Conference Call

Date:	Wednesday, November 7, 2007

Time:	7:00 a.m. Mountain Time / 9:00 a.m. Eastern Time

Dial-in:	617-213-4863 or toll-free at 1-888-713-4209/ passcode 32445851
(please dial-in 15 minutes prior to call)
To register for the webcast, interested parties are invited to visit www.enbridge.com/investor and follow the webcast registration link under Investor News. A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours. The webcast replay will be available at toll-free 1-888-286-8010 or 617-801-6888. The access code for the replay is 26279289.
The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.
For further information, contact:
Enbridge Investor Relations
403-231-5957 / 1-800-481-2804
Investor Web Site
www.enbridge.com/investor